# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# Form 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):**
**January 29, 2004**

Commission File Number 1-31300



# EXPRESSJET HOLDINGS, INC.
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **76-0517977** |
| (*State or other jurisdiction* | *(I.R.S. Employer* |
| *of incorporation or organization)* | *Identification No.)* |

| | |
|---|---|
| **1600 Smith Street, Dept. HQSCE** | |
| **Houston, Texas** | **77002** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**713-324-2639**
*(Registrant's telephone number, including area code)*

Item    9    Regulation FD Disclosure

We are furnishing herewith data being presented by certain of our executive officers on January 29, 2004 at the Raymond James Growth Airline Conference.  Our expectation of the compound annual growth rate in available seat mile between 2002 and 2007 is currently 14.6%.

Beginning Friday, January 30, 2004, an audio webcast of their remarks and accompanying graphic presentation will be made available under the Investor Relations section of our website at www.expressjet.com.

This report contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. There are a number of factors that could cause actual results to differ materially from those in the forward-looking statements. Some of the known risks that could significantly impact our results include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; our high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect our actual results are described in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2002.  The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein.  We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**EXPRESSJET HOLDINGS, INC.**
(Registrant)

Date:  January 29, 2004

**/s/ Scott R. Peterson**
Scott R. Peterson
Vice President, General Counsel and
Secretary

<u>EXHIBIT INDEX</u>

99.1         Presentation Data